GulfMark Offshore, Inc.
Announces Death of Director

     HOUSTON, TX, April 11, 2003 - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced that Norman G. Cohen, a director of GulfMark Offshore, Inc. and its predecessor companies since 1972, passed away recently in Palm Beach Gardens, Florida.

     Mr. Cohen, 81 years old and an economics graduate of the University of Pennsylvania's Wharton School, had been active in the downstream sector of the oil business from the late 1940's and had retired as a Vice President of Amerada Hess Corporation. He had served as a Director of GulfMark from 1972 and most recently was Chairman of the Audit Committee and served on the Compensation Committee of the Board.

     Mr. David J. Butters, Chairman of the Board, said " We will miss Norman's contributions and his dedication to the growth and success of GulfMark. He was keenly interested in the success of our newbuild vessels and had traveled to the christening of several of them over the last eighteen months. We are saddened by his death and extend our sincere sympathies to all the members of his family."

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-five (55) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:      Edward A. Guthrie, Executive Vice President
                    E-mail: Ed.Guthrie@GulfMark.com
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.